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                                                               Filed Pursuant to
                                                                    Rule 424B(1)
                                                           File Number 333-94715


                                   PROSPECTUS



                              LIFECELL CORPORATION

                                1,125,000 Shares
                                  Common Stock


                  The selling securityholder listed below is offering and selling 1,125,000 shares of our common stock under this prospectus.

                  The selling securityholder may offer his common stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of the common stock by the selling securityholder, but will pay all registration expenses.

                  Our common stock is listed on the Nasdaq National Market under the symbol "LIFC". On January 18, 2000, the closing price of the common stock on the Nasdaq National Market was $4.81 per share.

                              ---------------------


The shares of common stock offered or sold under this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 3.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                              ---------------------

                The date of this prospectus is January 19, 2000.



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                                TABLE OF CONTENTS


                                                                         PAGE

The Company...........................................................     2

Risk Factors..........................................................     3

Special Note Regarding Forward-Looking Statements.....................    13

Where You Can Find More Information...................................    14

Use of Proceeds.......................................................    15

Selling Stockholder...................................................    15

Plan of Distribution..................................................    16

Legal Matters.........................................................    17

Experts...............................................................    18





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                                   THE COMPANY

         LifeCell Corporation, a Delaware corporation, is a bioengineering company engaged in the development and commercialization of tissue regeneration and cell preservation products. Our patented tissue processing and cell preservation technologies serve as platforms for a broad range of potential products addressing significant clinical needs. Our first commercial product is AlloDerm, a tissue processing technology that provides a graft consisting of an extracellular tissue matrix that retains the essential biochemical and structural composition of human dermis. We believe that AlloDerm is the only commercially available tissue transplant product that provides a complete template for the regeneration of normal human soft tissue. AlloDerm currently is being marketed in the United States and internationally for use in reconstructive plastic, dental and burn surgery applications. We estimate that AlloDerm has been transplanted in more than 40,000 patients. We are also developing several additional products, including a micronized form of AlloDerm, vascular grafts, nerve connective tissue grafts, and ThromboSolTM platelet storage solutions.

         We were incorporated in the State of Delaware in 1992 as the successor to a Delaware corporation that was incorporated in 1986. Our address is 1 Millennium Way, Branchburg, New Jersey 08876 and our phone number is (908) 947-1106.

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                                  RISK FACTORS

         You should consider the following risks carefully before deciding to purchase shares of our common stock. The risks described below are not the only ones that we face. Additional risks about which we do not yet know or that we currently think are immaterial may also impair our business operations. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or a part of your investment. You should also refer to the other information set forth or referred to in this prospectus.

         In addition to the other information in this prospectus on Form S-3, the following factors should be considered carefully in evaluating the Company. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See "Special Note Regarding Forward-Looking Statements."

         We have a history of operating losses and a substantial accumulated earnings deficit.

         Since our inception in 1986, we have generated only limited revenues from product sales and have incurred substantial losses. Our losses were approximately $4.1 million, $6.1 million, and $7.3 million for the years ended December 31, 1996, 1997, and 1998, respectively and we lost $5.7 million for the nine months ended September 30, 1999. At December 31, 1998 and September 30, 1999, we had an accumulated deficit of approximately $44.5 million and $50.7 million, respectively. We expect to incur additional operating losses as well as negative cash flow from operations at least through the middle of 2000 as we continue to use substantial resources to expand our marketing efforts with respect to AlloDerm and to expand our product development programs. Our ability to increase revenues and achieve profitability and positive cash flows from operations will depend on increased market acceptance and sales of AlloDerm and commercialization of products under development.

         We may need additional capital to market AlloDerm and develop new products.

         The development and commercialization of new products will require additional development, sales and marketing, manufacturing and other expenditures. We intend to expend substantial funds for:


               o    product research and development,
               o    expansion of sales and marketing activities,
               o    expansion of manufacturing capacity,
               o    product education efforts, and
               o    other working capital and general corporate purposes.

                  We may need additional capital, depending on:

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               o    the costs and progress of our research and development
                    efforts;
               o the number and types of product development programs undertaken;
               o the costs and timing of expansion of sales and marketing activities;
               o    the costs and timing of expansion of manufacturing capacity;
               o the amount of revenues from sales of our existing and new products;
               o changes in, termination of, and the success of existing and new distribution arrangements;
               o the cost of maintaining, enforcing and defending patents and other intellectual property rights;
               o    competing technological and market developments;
               o developments related to regulatory and third-party reimbursement matters; and
               o    other factors.

Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies, products or marketing territories. If adequate funds are not available, we expect that we will be required to delay, scale back or eliminate one or more of our product development programs.

         Government regulation poses significant risks for a bio-engineering company.

         Government regulation, both domestic and foreign, is a significant factor in the manufacture and marketing of our current and developing products. In the United States, our currently marketed human skin allograft and AlloDerm products are subject to regulation by the United States Food and Drug Administration. Non-compliance with the requirements of the FDA can result in:


               o    fines,
               o    injunctions,
               o    civil penalties,
               o    recall or seizure of products,
               o    total or partial suspension of production,
               o refusal of the government to authorize the marketing of new products or allow us to enter into supply contracts, and criminal prosecution.

         There is a risk that we may not be able to pass FDA inspections.

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         Products such as ours are regulated as transplanted human tissue and generally may be commercially sold without premarket clearance or approval from the FDA. However, businesses such as ours engaged in the procurement, processing, and distribution of human tissue must conduct donor screening and infectious disease testing and maintain records available for FDA inspection documenting that the procedures were followed. The FDA has authority to conduct inspections of tissue establishments and to detain, recall, or destroy tissue where the procedures were not followed or appropriate documentation of the procedures is not available.

         There is a risk that the FDA could change its regulatory approach to our product.

         At present, the FDA has indicated that AlloDerm is considered transplanted human tissue when it is used for reconstructive plastic surgery, periodontal surgery and burn grafts so that no approval from the FDA is required prior to sale. However, the FDA's regulatory approach to tissue products continues to evolve. The FDA may in the future choose to regulate our product as a medical device subject to premarket clearance or approval requirements.

Our position is that the following products should be regulated as transplanted human tissue and not medical devices.

               o AlloDerm for general and orthopedic surgical uses (abdominal wall closure, prevention of surgical adhesions, and capsular ligament reinforcement),
               o AlloDerm for urological and gynecological surgery (bladder sling; pelvic floor repair),
               o Micronized AlloDerm for urinary incontinence and plastic and reconstructive procedures, and
               o the vascular grafts and nerve connective tissue products under development.

We have not discussed our position with the FDA and do not know if the FDA would concur. If these products are regulated as medical devices, we would be prohibited from marketing them in the United States without either an appropriate clearance, which usually takes from four to 12 months, but can take longer or approval, which can last from one to three years, or even longer. We do not know if regulatory clearance or PMA approval could be obtained in a timely fashion, or at all.

         There is a risk that laws will limit our ability to sell our products at a profit.

         The National Organ Transplant Act prohibits the acquisition, receipt or transfer of certain human organs, including skin and heart valves and vascular grafts, for valuable consideration, but permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control and storage of human tissue and skin. We include in our AlloDerm pricing structure certain of its educational costs. There is a risk that NOTA will be applied in the future to our product, and if it was, that it would limit profits, such as by preventing recovery of educational costs.

         There is a risk that the government could interrupt our marketing efforts.

         We have begun commercial distribution of AlloDerm for urological and gynecological surgery. If FDA were to classify AlloDerm for these indications as a medical device, the FDA could order the cessation of marketing until premarket clearance or approval is obtained, or order the recall of product already marketed. The FDA law treated one usage of AlloDerm as a medical device.

         In December 1997, the FDA told us that AlloDerm for use in dura mater replacement procedures would be classified as a medical device requiring prior clearance or approval. In March 1999, we submitted a premarket notification for NeoDura. Although we have sought clearance for NeoDura, we do not know if NeoDura, or any other device we wish to market, will receive clearance in a timely fashion, or at all. Delays in market introduction resulting from the clearance process could materially adversely affect our business.

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         Our products may be subject to export restrictions.

         The export by us of devices that have not yet been cleared or approved for domestic distribution may be subject to FDA export restrictions. There can be no assurance that we will receive on a timely basis, if at all, any United States export approvals necessary for the marketing of our products abroad.

         Our proposed blood cell preservation products will require licensing prior to commercialization.

         Our proposed blood cell preservation products will be subject to regulation as biologics. Such products require FDA premarket licensing prior to commercialization in the United States. To obtain licensing approval for these products, we must submit proof of their safety, purity and potency. Testing, preparation of necessary applications and processing of those applications by the FDA is expensive and time consuming. We do not know if the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by us in our efforts to obtain FDA licenses. The FDA may also place conditions on clearances that could restrict commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Delays imposed by the FDA licensing process may materially reduce the period during which we have the exclusive right to commercialize patented products.

         Our products are subject to pervasive and continuing regulation.

         Products marketed by us pursuant to FDA or foreign approval will be subject to pervasive and continuing regulation. In the United States, devices and biologics must be manufactured in registered establishments and must be produced in accordance with the QSR or medical devices or "Good Manufacturing Practices" regulations for biologics. Manufacturing facilities and processes are subject to periodic FDA inspection. Labeling and promotional activities are also subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The export of devices and biologics is also subject to regulation and may require FDA approval. From time to time, the FDA may modify such requirements, imposing additional or different requirements. Failure to comply with any applicable FDA requirements could result in civil and criminal enforcement actions and other penalties that would have a material adverse effect on us. In addition, there can be no assurance that the various states in which our products are sold will not impose additional regulatory requirements or marketing impediments.

         We are subject to various federal, state and local laws, regulations and recommendations relating to such matters as safe working condition, laboratory and manufacturing practices, and the use, handling and disposal of hazardous or potentially hazardous substances used and produced in connections with our research and development work. We may incur significant additional costs to comply with these laws or regulations in the future.

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         We are subject to varying and extensive regulation by foreign governments.

         The regulation of AlloDerm outside the United States varies by country. Certain countries regulate AlloDerm as a pharmaceutical product, requiring extensive filings and regulatory approvals to market the product. Certain countries classify AlloDerm as a transplant tissue but may restrict its import or sale. Other countries have no applicable regulations regarding the import or sale of products similar to AlloDerm, creating uncertainty regarding the import or sale of the product.

         AlloDerm currently is being marketed in certain foreign countries, and we are pursuing clearance to market AlloDerm in additional countries. The uncertainty of regulations in each country may delay or impede the marketing of AlloDerm or impede the ability of us to negotiate distribution arrangements on favorable terms. Certain foreign countries have laws similar to the United States' National Organ Transplant Act. These laws may restrict the amount that we can charge for AlloDerm and may restrict the importation or distribution of AlloDerm to licensed not-for-profit organizations.

         Our products represent new methods of treatment which may not be accepted by doctors.

         Much of our ability to increase revenues and to achieve profitability and positive cash flow will depend on expanding the use and market penetration of our AlloDerm products and the successful introduction of our products in development. Products based on our technologies represent new methods of treatment. Physicians will not use our products unless they determine that the clinical benefits to the patient are greater than those available from competing products or therapies. Even if the advantage of our products is established as clinically significant, physicians may not elect to use such products for any number of reasons. As such, there can be no assurance that any of our AlloDerm products or products under development will gain any significant degree of market acceptance among physicians, health care payers and patients. Broad market acceptance of our products may require the training of numerous physicians and clinicians, as well as conducting or sponsoring clinical studies to demonstrate the benefits of such products. The amount of time required to complete such training and studies could result in a delay or dampening of such market acceptance. Moreover, health care payers' approval of reimbursement for our products in development may be an important factor in establishing market acceptance.

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         We will need to develop new products to be successful.

         Our growth and profitability will depend, in part, upon our ability to complete development of and successfully introduce new products. We may be required to undertake time-consuming and costly development activities and seek regulatory clearance or approval for new products. Although we have conducted animal studies on many of our products under development which indicate that the product may be feasible for a particular application, results obtained from expanded studies may not be consistent with earlier trial results or be sufficient for us to obtain any required regulatory approvals or clearances. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products. Regulatory clearance or approval of these or any new products may not be granted on a timely basis, if ever, and the new products may not adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of our products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including:

               o    unanticipated technical or other problems,
               o    manufacturing difficulties, and
               o the possible insufficiency of the funds allocated for the completion of such development.

The inability to complete successfully the development of a product or application, or a determination by us, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on our business.

         We are dependent on distributor sales.

         We have engaged Lifecore Biomedical, Inc. as the exclusive distributor for AlloDerm for periodontal applications in the United States, and Boston Scientific Corporation as the exclusive worldwide distributor for our AlloDerm processed acellular tissue matrix for use in urology and gynecology. Other distributors also may be granted exclusive distribution rights. To the extent any exclusive distributor fails adequately to promote, market and sell our products, we may not be able to secure a replacement distributor until after the term of the distribution contract is complete or until such contract can otherwise be terminated.

         We are dependent on certain sources of materials.

         Our business is dependent on the availability of donated human skin and other tissues. A finite supply of donated tissue is available. Although we have established what we believe to be adequate sources of donated human skin to satisfy the expected demand for AlloDerm during in the foreseeable future, we have not yet developed a supply of other tissues and there can be no assurance that the availability of donated human skin and other tissues will be sufficient to meet our demand for such materials. Any significant interruption in supply of such tissue would likely have a material adverse effect on our financial condition and results of operations.

         We acquire donated human skin from various non-profit organizations which procure skin and other donated human tissue. The procurement of skin generally constitutes a small portion of the operating funds for such non-profit organizations. The development of products that replace the need for donated tissue, such as the development of synthetic bone substitutes to replace allograft bone procured by the organizations, could threaten the existence of the non-profit organizations and, therefore, adversely affect the supply of donated human skin to us or increase the required payments from us.

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         We have performed limited activities to develop products using porcine dermis and other animal tissues as a substitute for donated human skin. If successfully developed, animal tissue could replace the need for human tissue as a raw material. There can be no assurance that such animal tissue products can be successfully developed, that such development and required regulatory approvals could result in timely replacement of human tissue used by us in the event of a reduced supply of human tissue or that the cost of such animal tissue would not materially adversely affect the business, financial condition and results of operations of the Company.

         Donors of organs and tissues, including donated human skin, have various motivations. Although we do not promote the use of AlloDerm for cosmetic applications, AlloDerm has been used by surgeons in a variety of applications that may be considered "cosmetic." Knowledge of such use by potential donors could impact their willingness to donate skin for such uses.

         We are dependent on key management and personnel.

         We are dependent in large part on the efforts of its executive officers, including Paul G. Thomas, President and Chief Executive Officer, and Stephen A. Livesey, M.D., Ph.D., Executive Vice President and Chief Science Officer and a director. We have obtained "keyman" life insurance on Dr. Livesey in the amount of $3.0 million. Further our success is also dependent upon our ability to hire and retain qualified operating, marketing and technical personnel. The competition for qualified personnel in the biochemical industry is intense.

         The biomedical field which we are in is particularly susceptible to rapid change.

         The biomedical field is undergoing rapid and significant technological change. Our success depends upon our ability to develop and commercialize efficient and effective products based on its technology. There are many companies and academic institutions that are capable of developing products based on similar technology, and that have developed and are capable of developing products based on other technologies, which are or may be competitive with our products. Many of these companies and academic institutions are well-established, have substantially greater financial and other resources, research and development capabilities and more experience in conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing than us. These companies and academic institutions may succeed in developing competing products that are more effective than our products, or that receive government approvals more quickly than our products, which may render our products or technology uncompetitive, uneconomical or obsolete.

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         The ability to obtain third-party reimbursement for the costs of new medical technologies like ours is limited.

         Generally, hospitals, physicians and other health care providers purchase products, such as the products being sold or developed by us, for use in providing care to their patients. These parties typically rely on third-party payers, including Medicare, Medicaid, private health insurance and managed care plans, to reimburse all or part of the costs of acquiring those products and costs associated with the medical procedures performed with those products. Cost control measures adopted by third-party payers in recent years have had and may continue to have a significant effect on the purchasing practices of many health care providers, generally causing them to be more selective in the purchase of medical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. We believe that certain third-party payers provide reimbursement for medical procedures at a specified rate without additional reimbursement for products, such as those being sold or developed by us, used in such procedures. Adequate third-party payer reimbursement may not be available for us to maintain price levels sufficient for realization of an appropriate return on its investment in developing new products. In addition, government and other third-party payers continue to refuse, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. Many uses of AlloDerm have not been granted such marketing approval and there can be no assurance that any such uses will be approved. Further, certain of our products are used in medical procedures that typically are not covered by third-party payers, such as cosmetic procedures, or for which patients sometimes do not obtain coverage, such as dental procedures. These and future changes in third-party payer reimbursement practices regarding the procedures performed with our products could adversely affect the market acceptance of our products.

         We are dependent on patents and proprietary rights.

         Our ability to compete effectively with other companies is materially dependent upon the proprietary nature of its technologies. We rely primarily on patents and trade secrets to protect our technologies. We currently license the exclusive right to nine United States patents and related foreign patents and non-exclusive rights to 14 patents. In addition, we have been issued three United States utility patents, one United States design patent and have seven pending United States patent applications. We may not obtain additional patents or other protection. The claims allowed under those patents will be sufficient to protect our technology. Further, any patents or proprietary rights owned by or licensed to us may be challenged, invalidated, circumvented, or rendered unenforceable based on, among other things:

               o    subsequently discovered prior art,
               o lack of entitlement to the priority of an earlier, related application, or
               o failure to comply with the written description, best mode, enablement or other applicable requirements.

The invalidation, circumvention or unenforceability of key patents or proprietary rights owned by or licensed to the Company could have a material adverse effect on us.

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         Patent protection in the biotechnology field is highly uncertain.

         In general, the patent position of biotechnology and medical product firms is highly uncertain, still evolving and involves complex legal, scientific and factual questions. We are at risk that:

               o other patents may be granted with respect to the patent applications filed by us.
               o any patents issued or licensed to us will provide commercial benefit to us or will not be infringed, invalidated or circumvented by others.

         The United States Patent and Trademark Office currently has a significant backlog of patent applications, and the approval or rejection of patents may take several years. Prior to actual issuance, the contents of United States patent applications are generally not made public. Once issued, such a patent would constitute prior art from its filing date, which might predate the date of a patent application on which we rely. Conceivably, the issuance of such a patent, or the discovery of "prior art" of which we are currently unaware, could invalidate a patent of ours or our licensor or prevent commercialization of a product disclosed therein.

         We generally conduct a cursory review of issued patents prior to engaging in research or development activities. Accordingly, we may be required to obtain a license from others to commercialize any of its products under development. There can be no assurance that any such license that may be required could be obtained on favorable terms or at all.

         In addition, if patents that cover our existing activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to such patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. Any of the foregoing matters could have a material adverse effect on us. In addition, we may be required to obtain a license under one or more patents prior to commercializing any heart valve or vascular product, if developed. Such a license may not be available, or if available, the terms may not be commercially acceptable to the Company.

         There can be no assurance that we will not be required to resort to litigation to protect our patented technologies or other proprietary rights or that we will not be the subject of additional patent litigation to defend our existing or proposed products or processes against claims of patent infringement or other intellectual property claims. Any of such litigation could result in substantial costs and diversion of resources.

         We also have applied for patent protection in several foreign countries. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by United States patents or proprietary rights owned by or licensed to us may differ from that of their foreign counterparts.

         We may decide for business reasons to retain certain knowledge that we consider proprietary as confidential and elect to protect such information as a trade secret, as business confidential information or as know-how. In that event, we must rely upon trade secrets, know-how and continuing technological innovation to maintain our competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise gain access to or disclose such information. The independent development or disclosure of our trade secrets could have a material adverse effect on our financial condition and results of operations.

         Our product liability insurance may be inadequate.

         Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing and marketing of medical products. Although we have product liability insurance coverage with an aggregate limit of $8.0 million and a per occurrence limit of $6.0 million, such insurance may not provide adequate coverage against potential liabilities, and may not be available in the future. Product liability claims may exceed our insurance coverage. We use donated human skin as the raw material for AlloDerm. The non-profit organizations that supply such skin are required to follow FDA regulations and guidelines published by the American Association of Tissue Banks to screen donors for potential disease transmission. Such procedures include donor testing for certain viruses, including HIV. Our manufacturing process also has been demonstrated to inactivate concentrated suspensions of HIV in tissue. While we believe such procedures are adequate to reduce the threat of disease transmission, AlloDerm products may become associated with transmission of disease or a patient otherwise infected with disease may erroneously assert a claim that the use of AlloDerm resulted in the disease transmission. Any such transmission or alleged transmission could have a material adverse effect on our ability to manufacture or market our products.

         We are limited on the use of our net operating losses and research and development tax credits.

         As of December 31, 1998, we had accumulated net operating loss carryforwards for federal income tax purposes of approximately $40.5 million and research and development tax credits of approximately $395,000 and may continue to incur NOL carryforwards. United States tax laws provide for an annual limitation on the use of NOL carryforwards following certain ownership changes and also limit the time during which NOL and tax credit carryforwards may be applied against future taxable income and tax liabilities. The sale of our common stock in a public offering completed in December 1997 resulted in an ownership change for federal income tax purposes. We estimate that the amount of our NOL carryforwards and the credits available to offset taxable income as of December 31, 1998 is approximately $14.0 million on a cumulative basis. Accordingly, if we generate taxable income in any year in excess of the then cumulative limitation, we may be required to pay federal income taxes even though we have unexpired NOL carryforwards.

         We are subject to extensive regulation regarding disposal of hazardous materials.

         Our research and development and processing techniques generate waste that is classified as hazardous by the United States Environmental Protection Agency and the Texas Natural Resources Commission. We segregate such waste and dispose of it through a licensed hazardous waste transporter. Although we believe we are currently in compliance in all material respects with applicable environmental regulations, our failure to comply fully with any such regulations could result in the imposition of penalties, fines or sanctions that could have a material adverse effect on our business.

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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference herein include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as "may," "will," "expect," "believe," "plan," "seek," "intend," "anticipate," "estimate," and variations of these words or similar words. These forward-looking statements are only predictions and are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties, including, but not limited to, the risk factors described above, general economic and business conditions, changes in law or regulations and other factors, many of which are beyond our control. You are cautioned that any such forward-looking statements are not guarantees of future performance and that actual results and events may vary materially from those discussed in the forward-looking statements. We discuss certain risks and uncertainties that might cause such a difference under "Risk Factors" and elsewhere in this prospectus.

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                       WHERE YOU CAN FIND MORE INFORMATION

                  We are subject to the information requirements of the Securities Exchange Act. We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the following locations:

                  o        Main Public Reference Room
                           Judiciary Plaza Building
                           450 Fifth Street, N.W.
                           Washington, D.C. 20549

                  o        Regional Public Reference Room
                           75 Park Place, 14th Floor
                           New York, New York 10007

You may obtain information on the operation of the SEC's public reference rooms by calling 1-800-SEC-0330. We are required to file these documents with the SEC electronically. You can access the electronic versions of these filings on the Internet at the SEC's website, located at http://www.sec.gov.

                  This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding LifeCell and its common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                  The SEC allows us to "incorporate" into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. For further information about the Company and our common stock, you should refer to the registration statement and the following documents which we are incorporating by reference except to the extent information in those documents is different from the information contained in this prospectus:

               o Our Annual Report on Form 10-K for the year ended December 31, 1998;

               o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999;

               o Our Current Report on Form 8-K filed with the SEC on November 30, 1999;

               o Our definitive Proxy Statement for our 1999 Annual Meeting of Stockholders;

               o The description of our common stock set forth in our registration statement filed pursuant to Section 12 of the Securities Exchange Act and any amendment or report filed for the purpose of updating such description; and

               o All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus until we terminate the offering of these shares.

                  We will provide without charge to each person, including any beneficial owner of common stock to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: LifeCell Corporation, 1 Millenium Way, Branchburg, NJ 08876, Attention: Secretary (telephone (908) 947-1106).

                  You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                  Unless the context indicates otherwise, references to "we," "us," and "our" in this prospectus refer to LIFECELL and its subsidiaries.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the common stock offered hereby. All net proceeds from the sale of the common stock will be paid directly to the selling securityholder.

                               SELLING STOCKHOLDER

         This prospectus covers offers from time to time by the Tail Wind Fund Ltd., a private equity fund, of the common stock owned by it. Prior to the offering, Tail Wind owned 925,000 shares of common stock and will hold an additional 200,000 shares of common stock when issued upon the exercise of a common stock purchase warrant dated November 17, 1999.

         On November 17, 1999, LifeCell and Tail Wind entered into a purchase agreement. We sold to Tail Wind 925,000 shares of the Company's common stock and a warrant to purchase up to an additional 200,000 shares of our common stock, subject to certain adjustments. In consideration for the issuance of the stock and warrant, Tail Wind paid us an aggregate of $3,885,000 in cash. Tail Wind is entitled to exercise the warrant at a price of $5.46 per share of common stock for an aggregate of $1,092,000 if all 200,000 shares are exercised. The exercise price of the warrant is subject to anti-dilution adjustments. The money that the Company receives from the exercise of the warrant will be used for working capital. In addition, we agreed to register all 1,125,000 shares of our common stock held, directly or indirectly, by Tail Wind. The Company agreed to pay all expenses incurred in connection with this registration.

         Accordingly, a total of 1,125,000 shares of common stock are being registered for resale by Tail Wind pursuant to this prospectus. If all shares registered hereby are offered and sold by Tail Wind, it will own no shares of common stock after this offering is completed.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of Tail Wind. We have been advised that Tail Wind, their pledgees, donees, transferees or other successors-in-interest, may from time to time, sell all or a portion of the shares in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by Tail Wind by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, (c) an exchange distribution in accordance with the rules of the applicable exchange, (d) ordinary brokerage transactions and transactions in which broker solicits purchasers, (e) privately negotiated transactions, (f) short sales, (g) a combination of any such methods of sale and (h) any other method permitted pursuant to applicable law. Tail Wind is not restricted as to the price or prices at which they may sell their shares. Sales of shares by Tail Wind may depress the market price of our common stock since the number of shares which may be sold by Tail Wind is relatively large compared to the historical average weekly trading of our common stock, and therefore, if Tail Wind was to sell, or attempt to sell, all of such shares at once, we believe such a transaction could adversely impact the market price for our common stock.

         From time to time Tail Wind may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and can sell and deliver the shares in connection therewith or in settlement of securities loans. From time to time Tail Wind may pledge its shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by Tail Wind, the broker may offer and sell the pledged shares from time to time.

         In effecting sales, brokers and dealers engaged by Tail Wind may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from Tail Wind (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Tail Wind to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so acting as agent for Tail Wind, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Tail Wind. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such sales, may pay to or receive from the purchasers of such shares commissions as described above. Tail Wind may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

         Tail Wind and any broker-dealers or agents that participate with Tail Wind in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to Tail Wind. We have agreed to indemnify Tail Wind against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Tail Wind may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We will not receive any proceeds from the sale of shares by the Tail Wind.

         At the time a particular offer of shares is made, to the extent required, a supplement to this prospectus will be distributed which will identify and set forth the aggregate amount of shares being offered and the terms of the offering.

         Tail Wind is subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares by Tail Wind.

         In order to comply with certain states' securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                                  LEGAL MATTERS

                  Certain matters with respect to the validity and legality of the common stock offered hereby have been passed upon for the Company by Lowenstein Sandler PC, Roseland, New Jersey.

                                     EXPERTS

                  The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.





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





Prospective investors may rely only on the information contained in this prospectus. LifeCell Corporation has not authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.







                              LIFECELL CORPORATION

                        1,125,000 Shares of Common Stock


                                   Prospectus






                                January 19, 2000